ATTORNEYS AT LAW 380 Interlocken Crescent Suite 900 Broomfield, CO 80021-8023 Main 720 566-4000 Fax 720 566-4099 www.cooley.com BRENT D. FASSETT (720) 566-4025 fassettbd@cooley.com	Palo Alto, CA 650 843-5000 Reston, VA 703 456-8000 San Diego, CA 858 550-6000 San Francisco, CA 415 693-2000 Washington, DC 202 842-7800

May 18, 2006

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 First Street, N.E.

Mail Stop 6010

Washington, D.C.  20549

Attention:  Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:                             Allos Therapeutics, Inc.
Form 10-K for the year ended December 31, 2005
Filed March 9, 2006
File Number: 001-15803

Dear Mr. Rosenberg:

This letter is being filed on behalf of Allos Therapeutics, Inc. (“Allos” or the “Company”) in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) telephonically on May 11, 2006 with respect to the above-referenced Form 10-K (the “Form 10-K”), the Comment letter received from the Staff dated March 28, 2006 (the “Comment Letter”) and the Company’s response filed with the Staff via Edgar correspondence on April 11. 2006.

Pursuant to our discussion with the Staff on May 11, 2006, the Company has agreed to provide the following disclosure, updated for the passage of time and changes in events, as appropriate, when required by the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and the respective rules and regulations thereunder, in subsequent filings with the Securities and Exchange Commission:

In December 2002, we entered into a license agreement with Memorial Sloan-Kettering Cancer Center, SRI International and Southern Research Institute, under which we obtained exclusive worldwide rights to several patents and equivalent foreign patent applications to develop and market any product derived from PDX in connection with all diagnostic and therapeutic uses, including human and veterinary diseases. Under the terms of the agreement, we paid an up-front license fee of $2.0 million upon execution of the agreement and are also required to make certain additional cash payments based upon the achievement of certain clinical development or regulatory milestones or the passage of certain time periods. To date, we have made aggregate milestone payments of $1.0 million based on the passage of time.  In the future, we could make aggregate milestone payments of $2.0 million upon the earlier of achievement of a clinical development milestone or the passage of certain time periods (the “Clinical Milestone”), and up to $10 million upon achievement of certain regulatory milestones, including regulatory approval to market PDX in the United States or Europe. The next scheduled payment of $500,000 toward the Clinical Milestone is due in December 2006. The up-front license fee and all milestone payments under the agreement have been or will be recorded to research and development expense when incurred. Under the terms of the agreement, we are required to fund all development programs and will have sole responsibility for all commercialization activities. In addition, we will pay the licensors a royalty based on a percentage of net revenues arising from sales of the product or sublicense revenues arising from sublicensing the product, if and when such sales or sublicenses occur. As of December 31, 2005, no royalty payments have been made.

In December 2004, we entered into an agreement with the University of Colorado Health Sciences Center, the University of Salford and Cancer Research Technology, or CRT, under which we obtained exclusive worldwide rights to certain intellectual property surrounding a proprietary molecule known as RH1. Under the terms of the agreement, we paid an up-front license fee of $190,500 upon execution of the agreement and are also required to make certain additional cash payments based upon the achievement of certain clinical development, regulatory and commercialization milestones.  To date, we have not made any milestone payments under the agreement.  In the future, we could make aggregate milestone payments of up to $9.2 million upon the achievement of the clinical development, regulatory and commercialization milestones set forth in the agreement.  The up-front license fee and all milestone payments under the agreement, as well as the one-time data option fee discussed below, have been or will be recorded to research and development expense when incurred. Under the terms of the agreement and a related data option agreement, Cancer Research UK, CRT’s parent institution, will continue to support an ongoing Phase 1 dose escalation study, and we will have the right to obtain an exclusive license to the results of the study, for use in subsequent development and regulatory activities, upon payment of a one-time data option fee of $360,000. Upon completion of the Phase 1 study, we will assume responsibility for all future development costs and activities and will have sole responsibility for all commercialization activities. In addition, we will pay the licensors a royalty based on a percentage of net revenues arising from sales of the product or sublicense revenues arising from sublicensing the product, if and when such sales or sublicenses occur. As of December 31, 2005, no royalty payments have been made.

Please do not hesitate to contact the undersigned or Marc Graboyes at (720) 540-5216 if we can be of assistance.

Sincerely,

Cooley Godward LLP

/s/ Brent D. Fassett

Brent D. Fassett

cc:           Marc H. Graboyes

                James C. T. Linfield

                Sarah C. Barnes

                Robin K. Lee